Exhibit 6.1

Avanti Executive Suites
Service Agreement
July 19, 2017

Avanti Center Information:	Client Details for: Virtual Armour Federal Tax ID: [xx-xxxxxxx] Broker: Exit Realty Success Commercial 1231 W. 9000 S., Suite E West Jordan, UT 84088 Christie Daughterty

Address: Broadway Media Center 50 West Broadway, Suite 300 Salt Lake City, UT 84101	Address: 8085 S. Chester Street, Suite 108 Centennial, CO 80112

Contact: Ally Berry Phone: 801-961-4015 Email: aberry@avanties.com	Contact: Todd Kannegieter Phone: 720-394-0452 Email: todd.kannegieter@virtualarmour.com

Office number	Number of People	Price Per Office

313	1	$310.00
314	1	$310.00
315	8	$1,005.00
		$1,625.00

Setup fee	$550.00	Term (months)	12
Deposit	$2,437.50	Move-in date	1/15/2017
First month rent	$1,625.00	Start date	2/1/2017
Prorata office fee	$920.83	Renewal date	2/1/2018
Total Due at Signing	$4,612.50

Comments	Offices only include furniture and CAT5 internet

THIS AGREEMENT WILL AUTOMOTICALLY RENEW FOR THE SAME PERIOD OF TIME AS THE INITIAL TERM AT THE THEN CURRENT RATES FOR THE OFFICES AND/OR SERVICES UNLESS EARLIER TERMINATED AS PROVIDED HEREIN OR UPON THE APPROPRIATE ADVANCED WRITTEN NOTICE SET FORTH BELOW PRIOR TO THE EXPIRATION OF THE THEN CURRENT TERM.
AUTOMATIC RENEWAL/CLIENT NOTICE REQUESTED TO TERMINATE:
If I have a virtual package, my agreement will automatically renew for an additional term for the same period as my initial term unless notice is provided to terminate.  I agree to give Avanti written notice not to renew at least thirty (30) days prior to the expiration of my term on or before the 1st day of the month.
If I have less than three (3) offices, my agreement will automatically renew for an additional term for the same period as my initial term unless notice is provided to terminate.  I agree to give Avanti written notice not to renew at least sixty (60) days prior to the expiration of my term on or before the 1st day of the month.
If I have three (3) or more offices, my agreement will automatically renew for an additional term for the same period as my initial term unless notice is provided to terminate.  I agree to give Avanti written notice not to renew at least ninety (90) days prior to the expiration of my term on or before the 1st day of the month.
SPECIAL PROVISION FOR TERMINATION
Either Avanti or the client can terminate this agreement at the end date, or within the written notice period required as outlined in the Notice Required to Terminate, by providing written notice.  If Avanti terminates the agreement a 90-day written notice shall be issued prior to the end date.  If the agreement is three months or less, the notice from Avanti shall be issued 60 days prior to termination.

If Avanti ends this agreement, it is not ending any outstanding or future obligations, including additional variable services used and the office fee for the remaining period the agreement would have lasted if Avanti had not ended it.
You have the right to terminate this agreement early: 1) if your mail or telecommunications service or access to the offices(s) is cut for a period of ten (10) concurrent business days: or 2) in connection with a transfer to another center in the Avanti Executive Suites network.
Avanti Executive Suites has the right to terminate this agreement at any time by giving the Client notice and without need to follow any additional procedure if 1) you become bankrupt, go into liquidation, become unable to pay your debts as they are due, or if you becomes insolvent; or 2) if you fail to correct a default or the default cannot be corrected; 2) if you repeatedly default under the agreement; or 3) if you use the center for any illegal operations or purposes; and 4) if your conduct is incompatible with ordinary use of the premise.
TERMS AND CONDITIONS
1.
OFFICE ACCESS.  As a client you have a license to use the office(s) assigned to you.  You also have shared use of common areas in the center.  You have access to your office(s) twenty-four (24) hours a day, seven (7) days a week.  Our building provides office cleaning, maintenance services, electric heating and air conditioning to the center during normal business hours as determined by the landlord for the building.

On occasion, Avanti may need to allocate different space(s), but the space(s) will be of reasonable equivalent size and Avanti will notify the Client in regards to such different accommodation(s) in advance.  We reserve the right to relocate you to another office in the center from time to time.  This relocation is at our expense.
We reserve the right to show the office(s) to prospective clients and will use reasonable efforts not to disrupt your business.
2.
SERVICES.  In addition to your office, we provide you with certain services on an as requested basis.  The fee schedule for these services is available upon request.  The fees are charged to your account and are payable on the service fee payment date listed in this agreement.  You agree to pay all charges authorized by you or your employees.  The fee schedule is updated from time to time.

Avanti Executive Suites and vendors designated by Avanti Executive Suites are the only service providers authorized to provide services in the center.  You agree that neither you nor your employees will solicit other clients of the center to provide any service provided by Avanti Executive Suites or its designated vendors, or otherwise.
In the event you default on your obligations under this agreement, you agree that Avanti Executive Suites may cease to provide any and all services including telephone services without resort to legal process.
3.
PAYMENTS AND ESCALATIONS.  You agree to pay the fixed and additional service fees and all applicable communication fees, sales or use taxes on the payment dates listed in this agreement.  If you dispute any portion of the charges on your bill, you agree to pay the undisputed portion on the designated payment date.  You agree that charges must be disputed within sixty (60) days or you waive your right to dispute such charges.  Client shall, in addition to any other sums due, pay a late charge equal to ten percent (10%) of the total outstanding balance that is due and has not been paid to Avanti Executive Suites within four (4) days of the date such amount is due.  The parties agree that such late charges are fair and reasonable compensation for costs incurred by Avanti Executive Suites where there is default in any payment due under this Agreement.

One year after the commencement date of this Agreement and each and every anniversary date thereafter, the Monthly Office Fee will be automatically increased to market rate based on CPI, or six percent (6%) of the Monthly Office Fee, whichever is greater.
When you sign this agreement you are required to pay your fixed fee, set up fees and a refundable deposit.  The refundable deposit will not be kept in a separate account from other funds of Avanti Executive Suites and no interest will be paid to you on this amount.  The refundable deposit may be applied to outstanding charges at any time at our discretion.  We have the right to require that you replace deposit funds that we apply to your charges.  At the end of the term of this agreement, if you have satisfied all of your payment obligations, we will refund you the deposit within forty-five (45) days.

Client agrees to pay a convenience fee of 1% on all VisaMasterCard credit card transactions; and a 3.25% convenience fee for American Express card transactions.  The convenience fee will be based on the fixed fees only.
4.
OUR LIMITATION OF LIABILITY.  You acknowledge that due to the imperfect nature of verbal, written and electronic communication, neither Avanti Executive Suites nor Avanti Executive Suites, landlord or any of their respective officers, directors, employees, shareholders, partners, agents or representatives shall be responsible for damages, direct or consequential, that may result from the failure of Avanti Executive Suites to furnish any service, including but not limited to the service of conveying messages, communications and other utility or services.  Your sole remedy and Avanti Executive Suites’ sole obligation for any failure to render any service, any error or omission, or any delay or interruption of any service, is limited to an adjustment to your bill in an amount equal to the charge for such service, for the period during which the failure, delay or interruption continued.

WITH THE SOLE EXCEPTION OF THE REMEDY DESCRIBED ABOVE, CLIENT EXPRESSLY AND SPECIFICALLY AGREES TO WAIVE, AND AGREES NOT TO MAKE, ANY CLAIM FOR DAMAGES, DIRECT OR CONSEQUENTIAL, INCLUDING WTH RESPECT TO LOST BUSINESS OR PROFITS, ARISING OUT OF ANY FAILURE TO FURNISH ANY SERVICE, ANY ERROR OR OMISSION WITH RESPECT THERETO, OR ANY DELAY OR INTERRUPTION OF SERVICES. AVANTI EXECUTIVE SUITES DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
5.
LICENSE AGREEMENT.  THIS AGREEMENT IS NOT A LEASE OR ANY OTHER INTEREST IN REAL PROPERTY.  IT IS A CONTRACTUAL ARRANGEMENT THAT CREATES A REVOCABLE LICENSE.  We retain legal possession and control of the center and the office assigned to you.  Our obligation to provide you space and services is subject to the terms of our lease with the building.  This agreement terminates simultaneously with the termination of our lease or the termination of the operation of our center for any reason.  As our client you do not have any rights under our lease with our landlord.  When this agreement is terminated because the term has expired or otherwise, your license to occupy the center is revoked.  You agree to remove your personal property and leave the office as of the date of termination.  We are not responsible for property left in the office after termination.

6.
DAMAGES AND INSURANCE.  You are responsible for any damage you cause to the center or your office(s) beyond normal wear and tear.  You shall be responsible for the cost of returning the Office(s) back to the original condition in which the space was received, including, without limitation, having the walls patched and painted, the carpets cleaned and/or replaced.  We have the right to inspect the condition of the office from time to time and make any necessary repairs.

At your cost and expense, you must carry and keep in full force and effect at all times during the term of this Agreement: (1) Commercial General Liability insurance with coverage limits of not less than $1,000,000 per occurrence, naming Avanti Executive Suites, the Building’s owner (Wasatch Property Management), and their respective officials, employees and agents as additional insureds, and endorsed to be primary to all insurance available to the Center and the Building’s owner, and Client shall provide evidence of such coverage to the Center upon request, and (2) Property Insurance covering your personal property and trade fixtures in the Building for not less than the full insurable value and replacement cost of such property from any damage or loss (including water damage).  Such property damage insurance policy shall contain express waiver of any right of recovery (by subrogation or otherwise) by the insurance company against Center and Building owner and their respective officials, employees and agents.  Client shall provide Operator with satisfactory evidence of such insurance.  Client’s failure to carry or keep such insurance will not reduce or otherwise alter Client’s liability or responsibility to pay any judgment rendered against Client for any liability or damage.
7.
DEFAULT.  You are in default under this agreement if, 1) you fail to abide by the rules and regulations of the center, a copy of which has been provided to you; 2) you do not pay your fees on the designated payment date and after written notice of this failure to pay you do not pay within five (5) days; and 3) you do not comply with the terms of this agreement.  If the default is unrelated to payment you will be given written notice of the default and you will have ten (10) days to correct the default.

8.
IT:  Avanti Does not make any representations to the security of the provider’s network/internet or any information the Client may place on it.  Avanti provides Client with an internet connection to support regular business or personal activity such as browsing, sending and receiving electronic communications, access to business applications and similar items.  The internet service provided is based on a shared network with other individual Avanti clients within the same Avanti location.

Client should adopt whatever security measures it believes are appropriate and necessary (such as encryption, etc.)
Avanti can provide Client with dedicated bandwidth at Client’s expense, based on availability.  Packages range from 10.0 MBPS to 100.0MBPS with a certain number of static IP addresses included.
9.
RESTRICTION ON HIRING.  Our employees are an essential part of our ability to deliver our services.  You acknowledge this and agree that, during the term of your agreement and for six (6) months afterward, you will not hire any of our employees.  If you do hire one of our employees, you agree that actual damages would be difficult to determine and therefore you agree to pay liquidated damages in the amount of one-half of the annual base salary of the employee you hire.  You agree that this liquidated damage amount is fair and reasonable.

10.
POSTAL REGULATIONS:  Client acknowledges that Avanti will comply with the USPS regulations regarding client mail.  Client must also comply with all USPS regulations and amendments and USPS interpretations of such regulations.  Client must complete a separate U.S. Postal Service Form 1583 (`Form 1583”) to receive mail and/or packages at the Facility.  Client acknowledges that pursuant to USPS regulations, this Services Agreement and Form 1583 may be disclosed upon request of any law enforcement or other government agency, or when legally mandated.  Client further agrees, upon request, to sign an updated version of this Services Agreement and any other necessary documents or forms related to process of service.

11.
PERSONAL GUARANTEE OF LICENSEE’S OBLIGATIONS:  Guarantor personally guarantees Licensee’s performance under this Agreement and hereby waives all defenses related to a material alternation of the underlying Agreement by the Parties.

12.	MISCELLANEOUS
A.	All formal notices must be in writing to the Avanti center address written above on Page 1 of the agreement.
B.
You acknowledge that Avanti Executive Suites will comply with the U.S. Postal Service regulations regarding client mail. Upon termination of this agreement, you must notify all parties with whom you do business of your change of address.  You agree not to file a change of address form with the postal service.  Filing of a change of address form may forward all mail addressed to the center to your new address.  In addition, all telephone and facsimile numbers and IP addresses are the property of Avanti Executive Suites.  You may request the continuation of this service at your cost.

C.
In the event a dispute arises under this agreement, you agree to submit the dispute to mediation.  If mediation does not resolve the dispute, you agree that the matter will be submitted to arbitration pursuant to the procedure established by the American Arbitration association in the metropolitan area in which the center is located.  The decision of the arbitrator will be binding on the parties.  The non-prevailing party as determined by the arbitrator shall pay the prevailing party’s attorney’s fees and costs of the arbitration.  Furthermore, if a court decision prevents or Avanti Executive Suites elects not to submit this matter to arbitration, then the non-prevailing party as determined by the court shall pay the prevailing party’s reasonable attorney’s fees and costs.  Nothing in this paragraph will prohibit Avanti Executive Suites from seeking equitable relief including without limitation any action for removal of the client from the center after the license has been terminated or revoked.

D.	This agreement is governed by the laws of the state in which the center is located.
E.	Client may not assign this agreement without Avanti Executive Suites’ prior written consent, which will not be unreasonably withheld.
F.	This agreement is the entire agreement between you and Avanti Executive Suites. It supersedes all prior agreements.
I have read and understand the terms and conditions attached to this agreement and I agree to be bound by those terms and conditions.
AVANTI EXECUTIVE SUITES
Avanti Executive Suites: By: /s/ Ally Berry Name: Ally Berry Title: General Manager Date: _________________	Client: VirtualArmour By: /s/ Todd Kannegieter Name: Todd Kannegieter Title: CEO Date: _______________

Avanti Executive Suites

RULES AND REGULATIONS
1.
Building tenants, guests and moving firm personnel are required to use only the freight elevator for the purpose of moving in/out furniture, boxes, etc.  A $500 fine is applicable if the public elevators are used for the purpose of moving in/out furniture, boxes, etc.  If the freight elevator is not in service, SEE THE 2ND FLOOR RECEPTIONIST, (801) 961-1502, FOR ASSISTANCE as well as call SHAUNA HOLLEY.

2.
Client’s employees and guests shall conduct themselves in a businesslike manner; proper business attire shall be worn at all times; the noise level will be kept to a level so as not to interfere with or annoy other clients and Client will abide by Avanti Executive Suites directives regarding security, keys, parking and other such matters common to all occupants.

3.
Client agrees to use chair mats and desk pads in the Office(s) and any damage from failure to use the same shall be the responsibility of Client.  Client shall not affix anything to the windows, walls or any other part of the Office(s) or the Avanti Executive Suites business center or make alterations or additions to the Office(s) or the Avanti Executive Suites business center without prior written consent of Avanti Executive Suites.  Client shall be responsible to bring the Office(s) back to the original condition in which the space was received.

4.	Client shall not prop open any corridor doors, exit doors or door connecting corridors during or after business hours.
5.	Client can only use public areas with the consent of Avanti Executive Suites and those areas must be kept neat and attractive at all times.
6.	All corridors, halls, elevators and stairways shall not be obstructed by Client or used for any purpose other than egress and ingress.
7.	No advertisement or identifying signs, other than provided by Avanti Executive Suites, or other notices shall be inscribed, painted, or affixed on any part of the corridors, doors or public areas.
8.
Client shall not, without Avanti Executive Suites prior written consent, store, or operate in the Office(s) or the Avanti Executive Suites business center any computer (excepting a personal computer) or any other large business machine, reproduction equipment, heating equipment, stove, radio, stereo equipment or other mechanical amplification equipment, vending or coin operated machine, refrigerator or coffee equipment, or conduct a mechanical business therein, do any cooking therein, or use or allow to be used in the Building, oil burning fluids, gasoline, kerosene for heating, warming or lighting.  No article deemed hazardous on account of fire or any explosives shall be brought into the Avanti Executive Suites business center.  No offensive gases, odors or liquids shall be permitted.  No firearms shall be permitted.

9.
The electrical current shall be used for ordinary lighting, powering personal computers and small appliances only unless written permission to do otherwise shall first have been obtained from Avanti Executive Suites at an agreed cost to Client.

10.
If Client requires any special installation or wiring for electrical use, telephone equipment or otherwise, such wiring shall be done at client’s expense by the personnel designated by Avanti Executive Suites.

11.	Client may not conduct business in the hallways, reception area or any other area except in its designated Office(s) without the prior written consent of Avanti Executive Suites.
12.	Client shall bring no animals other than seeing-eye dogs in the company of blind persons into the Building.
13.
Client shall not remove furniture, fixtures or decorative material from the Office(s) without the written consent of Avanti Executive Suites, and such removal shall be under the supervision of Avanti Executive Suites.

14.	Client shall not use the Avanti Executive Suites business center for manufacturing or storage of merchandise except as such storage may be incidental to general office purposes.
15.	Client shall not occupy or permit any portion of the Avanti Executive Suites business center to be occupied or used for the manufacture, sale, gift or use of liquor, narcotics or tobacco in any form.
16.	Client shall not use the Office(s) for lodging or sleeping or for any immoral or illegal purposes.
17.
No additional locks or bolts of any kind shall be placed upon any of the doors or windows of the Avanti Executive Suites business center by Client, nor shall any changes be made on existing locks or the mechanisms thereof.

18.
Client shall, before leaving the Office(s) unattended for an extended period of time, close and securely lock all doors and shut off all lights and other electrical apparatus.  Any damage resulting from failure to do so shall be paid by Client.

19.
Canvassing, soliciting and peddling in the Building are prohibited, and Client shall not solicit other clients for any business or other purpose without the prior written approval of Avanti Executive Suites.

20.
All property belonging to Client or any employee, agent, or invitee of Client shall be at the risk of such person only, and Avanti Executive Suites shall not be liable for damages thereto or for theft or misappropriation thereof.

21.
If Client does not remove any property belonging to Client from the Avanti Executive Suites business center by the end of the term, at the option of Avanti Executive Suites, Client shall be conclusively presumed to have conveyed such property to Avanti Executive Suites under this Agreement as a bill of sale without further payment or credit by Avanti Executive Suites to Client, and Avanti Executive Suites may remove the same and Client shall pay Avanti Executive Suites all costs of such removal upon demand.

22.
Smoking shall be prohibited in all public areas, including conference and training rooms.  No smoking shall be permitted at any time in any area of the Avanti Executive Suites business center (including open offices and workstations).

23.
Client shall use only telecommunications systems and services as provided by Avanti Executive Suites.  Client shall pay to Avanti Executive Suites a monthly equipment rental fee for the use of each telephone instrument and voice lines.  In the event Avanti Executive Suites discontinues the offering of long distance service, Client shall provide its own long distance service through a locally accessed long distance carrier.

24.
Client or Client’s officers, directors, employees, shareholders, partners, agents, representatives, contractors, customers, or invitees shall be prohibited from participating in any type of harassing or abusive behavior to Avanti Executive Suites team members, other clients or invitees, verbal or physical, in the Avanti Executive Suites business center for any reason.

25.
Internet service and any other service provided by Avanti Executive Suites may only be used for lawful purposes.  Transmission or storage of any information, data, or material in violation of any US Federal, state or local law is prohibited.  Client is prohibited from using the Avanti Executive Suites Internet access to transmit threatening material or transmit or receive obscene material.

26.	Clients must pay service fees for each device connected to internet service.
27.	Avanti Executive Suites has the right to suspend T-1 service at any time if Client’s use violates the Rules and Regulations of Internet service use.
Avanti Executive Suites reserves the right to make such other Rules and Regulations as in its judgment may from time to time be needed for the safety of clients, care and cleanliness of the offices.  Avanti Executive Suites shall have no responsibility to Client for the violation or non-performance by any other Avanti Executive Suites clients of any of the Rules and Regulations but shall use reasonable efforts to uniformly enforce all Rules and Regulations.

BUILDING MOVING POLICIES
AVANTI EXECUTIVE SUITES
50 West Broadway, Suite 300
Salt Lake City, UT  84101
Phone:  (801) 883-8383
 Fax:  (801) 883-8384
1.	Provide the name, phone numbers and email address of the supervisor of the firm that will be moving in/out furniture, boxes, etc.
2.
Provide a Certificate of Insurance in the amount of $1,000,000 from the contractor providing moving services for the firm.  This must be received at least 48 hours in advance of the moving date.  The certificate of insurance should be faxed to the attention of Shauna Holley, Regional Director for Avanti Executive Suites at (801) 264-6601.  Entities listed will be Avanti Executive Suites, 50 West Broadway, Suite 300, Salt Lake City, UT 84101 and West Broadway Investors and Wasatch Commercial Management at 595 South Riverwoods Parkway, Suite 400, Logan, UT 84321, DJ Properties and Wasatch Commercial Management, 595 South Riverwoods Parkway, Suite 400, Logan, UT  84321.

3.
For vehicles driven to the building, in addition to the moving van, parking can be available on the surface parking lot between 50 and 80 West Broadway (300 South).  If that lot is full, there are several parking lots within a block of the building.

4.	Report to the 10th floor receptionist to receive additional instructions for the freight elevator.
5.
Moving firm personnel are required to use only the freight elevator for the purpose of moving in/out furniture, boxes, etc.  If the freight elevator is not in service, SEE THE 3RD FLOOR RECEPTIONIST, (801) 883-8383, FOR ASSISTANCE or call the Building Engineer at 801-961-1014.

6.	The moving firm is responsible for removing all cartons, trash, etc. Debris may not be stored or placed in the building’s corridors or walkways at any time.
7.
The staff for Avanti Executive Suites at the West Broadway Towers will inspect the premises prior to and after the move-in/move-out.  If damage is caused by the moving company, the Avanti client will be billed for the damage and must work out any claim negotiations with the moving firm they have contracted with.

8.	If applicable, the contractor is responsible for providing Masonite or plywood to protect the walls and floors, as deemed necessary.
9.
All trucks must load and unload on 300 South (Broadway) in front of the building or at several unloading areas close to the building.  NO TRUCKS ARE ALLOWED ON THE SURFACE PARKING LOT DUE TO WEIGHT RESTRICTIONS FOR THE SUSPENDED SLAB ROOF FOR THE UNDERGROUND PARKING LOT.

10.	The dimensions of the service elevator are 6’7” wide, 9’6" tall, 3’11” deep and the door 3’6”.
11.	The 50 West Broadway building management requests all moving to be done during business hours, Monday through Friday.